Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Nine months	December 31,
	ended	(Thousands of Dollars)
	September 30,
	2006	2005	2004	2003	2002	2001

Earnings, as defined:
Income from continuing operations
before income taxes	$125,191	$115,764	$76,936	$80,319	$86,326	$48,250
Adjust for distributed income of equity
investees	(5,995)	(10,370)	1,990	(2.136)	(2,544)	(1,620)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	44,753	57,739	55,530	60,304	61,403	64,964
Total earnings, as defined	$163,949	$163.133	$134.456	$138,487	$145,185	$111,594

Fixed charges, as defined:
Interest charges	$44,206	$56,866	$54,297	$59,363	$60,317	$64,002
Rental interest factor	547	873	1,233	941	1,086	962
Total fixed charges, as defined	$44,753	$57,739	$55,530	$60,304	$61,403	$64,964

Ratio of earnings to fixed charges	3.66x	2.83x	2.42x	2.30x	2.36x	1.72x